LETTER TO SHAREHOLDERS

OVERVIEW

In 2005, we reported net income of $1.7 billion or $6.12 per share. While we are pleased to achieve this result, you will note that it included a sizable investment gain. As a result, investors should not expect that we will generate similar results in 2006.

On a more relevant basis, we achieved cash flow from operations of $908 million or $3.28 per share, an increase of 45% over 2004. The increase achieved during the year exceeds our long term goal, as well as our expectations at the start of the year. This growth was largely due to higher power prices, an increased contribution from assets under management, and stronger residential property margins.

These higher cash flows, the low interest rate environment and higher energy prices led to a substantial rise in the underlying values of many of our operations. The higher intrinsic value of our business was translated by investors into an increase of 40% in the price of our shares over the year, and a total return inclusive of dividends of 42%. Below are the results for the past 20 years and we would be pleased if we could come close to maintaining this level in the future.

	Brookfield	S&P	TSX
Years
5	42%	1%	7%
10	25%	10%	11%
20	16%	12%	10%

And, while it is very satisfying to see our share price respond to the growth in our cash flows, shareholders should be cautioned not to expect stock market growth over the longer term in excess of the growth in the value of our underlying operations. We do, however, believe that given the high quality assets we own, the liquidity we possess for reinvestment at enhanced returns, and the continued evolution of our business into a less capital intensive asset manager, we should be able to increase the value of your investment on a risk adjusted basis, greater than the underlying assets would themselves otherwise generate.

From an overall perspective, we achieved a number of our key goals in 2005. We monetized our last major position in the cyclical resource industry, and both organically and through acquisitions added assets to each of our core operating groups. We also made significant progress in establishing ourselves as an asset manager of choice for institutional and private investors seeking property, power and other infrastructure investments.

We increased our assets under management to approximately $50 billion, with the successful launch of a number of new funds. Based on the premise that investors will continue to look for high quality, long-life cash flow generating assets, our goal is to expand the assets we have under management in the next five years, with most of the growth coming from third parties. And, while this is a strategic goal, we will only expand our operations to the extent that we can earn appropriate risk adjusted returns on capital deployed.

Brookfield Asset Management Inc. - 2005 Year End Letter to Shareholders

In recognition of our evolution to an asset manager and to ensure we operate world-wide under one unified name, we recently changed the name of the company to Brookfield Asset Management Inc. While changing a name that has over 100 years of history operating around the world is not to be done lightly, this was the most effective way to accomplish our goal of establishing one common brand name for our entire operating platform. So far, we are pleased with the results.

GOALS AND STRATEGY

As in the past, we thought it is important to review our Investment Principles, as well as the key objectives for achieving our goals. This way, you continue to have a consistent framework to measure our performance.

Our long-term goal is to achieve a compound 12% growth in cash flows from operations on a per share basis. This may not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:

•
Establish ourselves as an asset manager of choice for investors seeking exposure to infrastructure type assets. As we continue to increase the number of assets we manage for others through funds, co-investments or public securities, we enhance our returns through performance-based management fees, diversify our risk, and broaden the scale of transactions that we can undertake.

•
Own, manage and build high quality long-life cash generating assets that require minimal sustaining capital, and have some form of barrier to entry, which as a result favour these assets to appreciate in value. Today we are primarily focussed on property, power and other infrastructure assets.

•
Maximize the value of existing operations through actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require high initial capital investment, have relatively low variable costs, and can be leveraged on a low-risk basis, even a small increase in top-line performance results in a much higher percentage contribution to the bottom line.

•	Base our investment decisions on disciplined return-on-capital metrics, measured by their impact to the company on a per share basis.

Brookfield Asset Management Inc. - 2005 Year End Letter to Shareholders

SUMMARY OF 2005

Property
In our property operations, we added 11 million square feet, leased over 4.5 million square feet in our 59 million square foot portfolio. Occupancy increased to 94%. The construction of a two million square foot head office tower by Goldman Sachs was announced at our World Financial Center complex in New York, continuing to ensure that the World Financial Center remains the home of many great global companies.

We established a $1.75 billion Canadian Core Property Fund with the purchase of O&Y Properties. This 10 million square foot portfolio is comprised of 24 office properties, and includes the 2.8 million square foot First Canadian Place office tower in Toronto. Our ownership in the Fund is 25%.

We continued to increase our investment in Opportunistic Property assets, and in total acquired $400 million of assets in 2005, including a portfolio of industrial properties totalling approximately three million square feet in seven major U.S. markets.

We expect to soon close our Brazilian Retail Real Estate Fund. The Retail Fund will be seeded with selected shopping centres that we currently own in Brazil and therefore will be approximately 40% invested on closing. Our interest in the Fund will be approximately 33%.

In our European operations, we acquired 80% of the 550,000 square foot 20 Canada Square office property at Canary Wharf in London. This is in addition to our 15% investment in the overall Canary Wharf Estate, where the demand for high quality office space continues to improve. Occupancy at Canary Wharf increased during 2005 and we received two dividend distributions totalling $183 million.

Our residential operations remain strong. The performance of these operations reflects the positive market dynamics, particularly in Alberta where the increased infrastructure investments of the oil and gas industry are expected to continue to create significant demand for new homes.

Power
Our power operations delivered positive financial and operating results in 2005, despite below average hydrology during the year in Ontario, Quebec and Louisiana. Total generation increased 33% over the same period last year to 11,500 gigawatt hours, as a result of operational improvements and acquisitions, partly offset by the lower water levels. We also benefited from a general increase in energy prices and the flexibility inherent in our water storage capacity which allows us to generate and dispatch power during higher priced periods.

While 80% of our power revenues are under contract for the next two years, we benefit in the short term from uncontracted power, and in the medium to longer term as below market contracts expire and are renegotiated. In the current environment, spot prices are much higher than our contracts in most of our markets. This provides us an opportunity for significant top line growth, largely dependent on the pricing of natural gas which sets the marginal price for electricity in most North American markets.

We expanded the capacity of our hydroelectric power operations during the year to 3,400 megawatts, through the acquisition of nine hydroelectric facilities totalling over 730 megawatts in the Northeast U.S. and Brazil. Recent acquisitions include a 50% interest in a 610 megawatt hydroelectric pump storage generating facility in northern Massachusetts, 50% of a 30 megawatt hydro facility in Brazil, and two hydro facilities with 48 megawatts in the Northeast United States.

Brookfield Asset Management Inc. - 2005 Year End Letter to Shareholders

During the first month of 2006, we also acquired a further six hydro facilities totalling 90 megawatts in Maine and Ontario, and we continue to pursue further add-on acquisitions to expand our power operations, primarily in the markets where we are currently located.

Timber and Infrastructure
We established the Island Timber Fund early in 2005. This Fund, 50% owned by us, acquired 635,000 acres of high quality Canadian west coast timberlands for approximately $775 million. These operations performed in line with expectations in our first nine months of ownership, which facilitated the issue of $410 million of 19 year 6.0% debt, with recourse only to the Fund’s timberlands.

We merged our East Coast timber assets with those of Fraser Papers to form Acadian Timber Income Trust which was taken public through the sale of units to retail and institutional investors. We manage the Trust and own approximately 25%.

We also continue to review opportunities within our timberland holdings for higher and better uses, and over time expect to convert some of these lands to residential and recreational developments, with the assistance of our other real estate operations.

Our electrical transmission operations performed on plan, and we successfully completed an expansion of our Northern Ontario transmission system during 2005. This investment of approximately $50 million provided an attractive rate base return for these operations.

Specialty Funds
We added resources to our operations managing real estate and fixed income securities with an acquisition in early 2005. As a result, assets managed have increased to $20 billion, including the completion of a $435 million equity offering for a closed-end mortgage investment trust established on a private placement basis to U.S. investors.

Our Real Estate Finance group concluded just under $1 billion of largely real estate mortgage loans. In addition, the sale of our investment in Criimi Mae was completed. We generated first quartile returns in the first three years in operation.

Tricap advanced a number of restructuring initiatives during the year. Notable transactions included assisting Western Forest Products acquire the Cascadia timber operations, which will facilitate an industry restructuring. We also completed a successful operational and financial restructuring of steel fabricator, Vicwest and disposed of our interest at over four times the original invested capital. In addition, the Ontario Court recently approved Stelco’s emergence from creditor protection, with Tricap owning a 35% ownership interest in the restructured company.

Our Bridge Lending Group was active during the year. Committed capital was increased to $1 billion and $800 million of bridge loans were closed in 2005.

We intend to continue to expand the number of specialty fund offerings and assets under management in these areas during 2006.

Brookfield Asset Management Inc. - 2005 Year End Letter to Shareholders

INVESTMENT APPROACH

Our investment approach continues to be focused on high quality cash producing assets, which by virtue of the type of asset, location, or barriers to entry, should appreciate in value in contrast to many other assets that generally depreciate over time.

In this regard, we recently came across a paragraph in the book “The Aggressive Conservative Investor,” co-authored by long-time value investor Martin J. Whitman. On page 108 it states:

“For example, in certain areas of real estate accounting, depreciation charges are an economic fiction; much of well-maintained, well-located real estate does not depreciate over time, even though for financial accounting and tax purposes, the property is depreciated.”

We agree fully with Mr. Whitman. In fact, when reviewing the value of the commercial properties we own, we have generally found the required depreciation provisions to be substantially overstated. We also believe this to be true for our hydroelectric power plants, our timber, and most of our other infrastructure assets. This is the principal reason why we measure our performance based on the cash flow generated from the operations, less sustaining capital expenditures, and add to this the annual increase in intrinsic value to determine our return on assets. There are some exceptions, but in general, this applies across most of our chosen asset classes.

In addition, as a portion of the increase in intrinsic value of our type of asset results from capital appreciation, the timing of when taxes are paid is also important to overall returns. Under taxation laws, capital appreciation is not taxed until an asset is sold, but we are able to deduct depreciation against current income. Accordingly, over time the intrinsic value increase can be greater for the assets we own, than that of assets which conversely generate the bulk of their income up front, deplete in value over time and pay substantial current income taxes.

The challenge for us and other like-minded investors is that many people look principally at price-earnings multiples and therefore do not focus on the cash flows being generated or the significant extra returns that accrue from the appreciation in the value of assets. As we build our asset management operations, we therefore are continuing to review opportunities to ensure that the intrinsic value of our operations attracts appropriate recognition in the market place.

Brookfield Asset Management Inc. - 2005 Year End Letter to Shareholders

SUMMARY

Our primary objective continues to be generating increased cash flow, and as a result, higher intrinsic value on a per share basis. To do this, we aim to establish Brookfield as an asset manager of choice for institutions and other investors.

We remain committed to investing capital for you and our partners, in high quality, simple to understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital we employ.

Lastly, while I personally sign this letter, I respectfully do so on behalf of all of our people, who help to produce the results for you. Please don’t hesitate to contact any of us, should you have suggestions, questions or comments.

J. Bruce Flatt
Managing Partner & CEO
February 10, 2006

Brookfield Asset Management Inc. - 2005 Year End Results